SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30211; 812-13968]

Northern Trust Investments, Inc., et al.; Notice of Application

September 24, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application to amend a prior order under section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 2(a)(32), 5(a)(1), 22(d)

and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act

for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J)

of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants seek to amend the Prior Order[1] to offer certain

exchange-traded funds based on equity and/or fixed income securities indexes for which

Northern Trust Investments, Inc. ("Adviser") or an Affiliated Person (as defined below) is an

index provider (each a "Self Indexing Fund").

Applicants: Adviser, FlexShares Trust ("Trust"), and Foreside Fund Services, LLC

("Foreside").

Filing Dates: The application was filed on October 13, 2011, and amended on April 16, 2012

and August 16, 2012. Applicants have agreed to file an amendment during the notice period,

the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by writing

to the Commission's Secretary and serving applicants with a copy of the request, personally

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[1]   Northern Trust Investments, Inc., et al., Investment Company Act Release Nos. 29752 (Aug. 10, 2011) (notice) and 29782 (Sept. 6, 2011) (order).

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October

22, 2012, and should be accompanied by proof of service on applicants, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons may request

notification of a hearing by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC 20549-1090. The Trust and the Adviser, 50 S. LaSalle Street,

Chicago, IL 60603; Foreside, Two Portland Square, First Floor, Portland, ME 04101.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered as an open-end management investment company

under the Act and organized as a Maryland statutory trust. Northern Trust Investments, Inc.,

an investment adviser registered under the Investment Advisers Act of 1940 ("Advisers

Act"), serves as investment adviser to the Trust. Any Adviser (as defined below) will be

registered as an adviser under the Advisers Act. The Adviser may retain sub-advisers ("Sub-

Advisers") to manage the assets of one or more Funds. Any Sub-Adviser will be registered

or not subject to registration as an adviser under the Advisers Act. The Trust will enter into a distribution agreement with one or more distributors (each, a "Distributor"). Foreside is, and

any other Distributor will be, a broker-dealer registered under the Securities Exchange Act of

1934 ("Exchange Act").

2.   The applicants are currently permitted to offer open-end management

investment companies that are exchange traded funds (each, a "Fund") tracking the

performance of equity and fixed income indexes developed by third parties that are not

"affiliated persons" (as such term is defined in section 2(a)(3) of the Act), or affiliated

persons of affiliated persons, of the Trust, the Adviser, any Sub-Adviser, the Distributor or a

promoter of a Fund. Applicants seek an order amending the Prior Order ("Amended Order")

that would allow them to offer Funds based on equity and/or fixed income securities indexes

for which the Adviser or an affiliated person, or an affiliated person of an affiliated person, of

the Trust, the Adviser, the Distributor, promoter, or any Sub-Adviser to the Fund (each other

than the Adviser, an "Affiliated Person") is an index provider (as defined below) (each, a

"Self Indexing Fund"). Applicants request that the order apply to any Self Indexing Funds

that are advised by the Adviser or an entity controlling, controlled by or under common

control with the Adviser (with the Adviser, each an "Adviser") and operate pursuant to the

terms and conditions of the Prior Order, as amended.[2] The applicants also seek to amend the

Prior Order to revise the terms and conditions concerning the purchase and redemption of

shares of the Funds. Applicants believe that the requested relief continues to meet the

necessary exemptive standards.

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[2]   All entities that currently intend to rely on the Amended Order are named as applicants. Any other
entity that relies on the Amended Order in the future will comply with the terms and conditions of the
application. For purposes of this notice, the term "Trust" also includes any other open-end series management
investment company registered under the Act and advised by the Adviser that complies with the terms and
conditions of the application.

3. Each underlying index for a Self Indexing Fund ("Underlying Index") will be a rules based index comprised of equity and/or fixed income securities (including depositary receipts). The Adviser or an Affiliated Person, in its capacity as the index provider of an Underlying Index (the "Index Provider"), will create and/or own a proprietary, rules based methodology ("Rules-Based Process") to create indexes for use by the Self Indexing Funds and other investors.[3] The Adviser, if it is the Index Provider, will be the owner of the Underlying Indexes and all related intellectual property related thereto, or the Adviser will enter into a license agreement with any other Affiliated Person who is an Index Provider for the use of the Underlying Indexes and related intellectual property at no cost to the Trust and the Self Indexing Funds.

4. Applicants contend that any potential conflicts of interest arising from the fact that the Index Provider will be the Adviser or an Affiliated Person will not have any impact on the operation of the Self Indexing Funds because the Underlying Indexes will maintain transparency, the Self Indexing Funds' Deposit Securities and Fund Securities will be transparent, and the Adviser, or any Affiliated Person who is an Index Provider, any Sub-Adviser and the Self Indexing Funds each will adopt policies and procedures to address any potential conflicts of interest ("Policies and Procedures"). The Index Provider will publish in the public domain, including on its website and/or the Self Indexing Funds' website

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[3] The Underlying Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be "investment companies" in reliance on section 3(c)(1) or 3(c)(7) of the Act and other pooled investment vehicles for which the Adviser acts as adviser or subadviser ("Affiliated Accounts") as well as other such registered investment companies, separately managed accounts, privately offered funds and other pooled investment vehicles for which it does not act either as adviser or subadviser ("Unaffiliated Accounts"). The Affiliated Accounts and the Unaffiliated Accounts, like the Self Indexing Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such Underlying Index(es) or a representative sample of such constituents of the Underlying Index. To the extent prohibited by Section 17(a) of the Act and consistent with the relief requested from section 17(a), the Affiliated Accounts will not engage in transactions in aggregations of Shares ("Creation Units") with a Self Indexing Fund.

("Website"), the rules that govern the construction and maintenance of each of its Underlying Indexes. Applicants believe that this public disclosure will prevent the Adviser from possessing any advantage over other market participants by virtue of being the Index Provider or being affiliated with an Index Provider. Applicants note that the identity and Underlying Index weightings of the securities that meet the criteria of the Rules-Based Process, including the selection criteria, will be freely available.

5. Like other index providers, the Index Provider may modify the Rules-Based Process in the future. The Rules-Based Process could be modified, for example, to reflect changes in the underlying market tracked by an Underlying Index, the way in which the Rules-Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Provider has given (a) the Calculation Agent (defined below) reasonable prior written notice of such rule changes, and (b) the investing public at least sixty (60) days published notice that such changes will be implemented. Underlying Indexes may have reconstitution dates and rebalance dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly.

6. As owner of the Underlying Indexes, the Index Provider will enter into an agreement ("Calculation Agent Agreement") with a third party to act as "Calculation Agent." The Calculation Agent will be solely responsible for the calculation and maintenance of each Underlying Index, as well as the dissemination of the values of each Underlying Index. The Calculation Agent will not be an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Self Indexing Funds, the Adviser, any Sub-Adviser, any promoter of a Fund or the Distributor.

7.   The Adviser, any Affiliated Person who is an Index Provider, any Sub-Adviser and the Self Indexing Funds each will adopt and implement Policies and Procedures to address any potential conflicts of interest. Among other things, the Policies and Procedures will be designed to limit or prohibit communication with respect to issues/information related to the maintenance, calculation and reconstitution of the Underlying Indexes between the personnel of the Index Provider who have responsibility for the Underlying Indexes and Rules-Based Process ("Index Personnel') and the personnel who have responsibility for the management of the Self Indexing Funds or any Affiliated Accounts. The Index Personnel (i) will not have any responsibility for the management of Self Indexing Funds or any Affiliated Account, (ii) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, that have responsibility for the management of the Self Indexing Funds or any Affiliated Account until such information is publicly announced, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties. In addition, the Adviser has, and any Sub-Adviser will have, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules under the Advisers Act. Also, the Adviser has adopted a code of ethics pursuant to rule 17j-1 under the Act and rule 204A-1 under the Advisers Act ("Code of Ethics"). Any Sub-Adviser will be required to adopt a Code of Ethics and provide the Trust with the certification required by rule 17j-1 under the Act.

8.   The Self Indexing Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the other Funds. Applicants agree that any order of the

Commission granting the requested relief will be subject to all of the terms and conditions in the Prior Order, except as described in the application.

Additional Changes to the Prior Order

1.   Applicants also seek to amend the Prior Order to revise the terms and conditions concerning the purchase and redemption of shares of the Funds. Under the Amended Order, the discussion of purchases and redemptions of Creation Units in paragraphs 1-9 under Section IV.C. of the Prior Application, as well as the last two sentences of the first paragraph and the second paragraph under Section IV.E, is replaced with the following:

Each Fund will sell Shares to investors in Creation Units through the Distributor on a continuous basis at net asset value ("NAV") per share next determined after an order in proper form is received. For Funds utilizing an in-kind purchase process shares will be purchased in Creation Units in exchange for the deposit, by the purchaser, of a particular portfolio of specified instruments, *i.e.*, Deposit Securities, designated by the Adviser, together with the deposit or refund of a specified cash payment, as determined under the procedures described below, as the case may be (any such cash, collectively with the Deposit Securities, a "Fund Deposit"). Each Fund will sell and redeem Creation Units on each day that a Fund is open, which includes any day that the Fund is required to be open under Section 22(e) of the Act ("Business Day"). The Funds may also be open on days not required under Section 22(e) of the Act, including days that a national securities exchange, as defined in Section 2(a)(26) of the Act, on which Shares are traded ("Exchange") is closed. The NAV of each Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m Eastern time) on

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each Business Day.[4] The NAV of each Fund that invests (1) primarily in fixed income securities and seek investment returns that closely correspond to the price and performance of a fixed income indices and (2) in equity securities or fixed income securities traded in foreign markets and seeks investment results that closely correspond to the price and yield of underlying indices whose component securities include such securities ("International Funds") may be determined prior to 4:00 p.m. Eastern time on each Business Day.

In order to keep costs low and permit each Fund to be as full invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of Deposit Securities and shareholders redeeming their shares will receive an in-kind transfer of specified instruments ("Fund Securities").[5] On any given Business Day, the names and quantities of the instruments that constitute the Deposit Securities and the names and quantities of the instruments that constitute the Fund Securities will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Securities and the Fund Securities will correspond *pro rata* to the positions in the Fund's portfolio (including cash positions),[6] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer

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[4]   Applicants note that each Fund will have in place procedures that provide for the fair valuation of securities and other instruments in its portfolio ("Portfolio Securities") in calculating NAV.

[5]   The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A.

[6]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

and settlement; (b) for minor differences when rounding is necessary to eliminate fractional

shares or lots that are not tradeable round lots;[7] (c) TBA Transactions, derivatives and other

positions that cannot be transferred in kind[8] will be excluded from the Deposit Securities and

Fund Securities;[9] (d) to the extent the Fund determines, on a given Business Day, to use a

representative sampling of the Fund's portfolio;[10] or (e) for temporary periods, to effect

changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any

such change, a "Rebalancing"). If there is a difference between the NAV attributable to a

Creation Unit and the aggregate market value of the Deposit Securities or Fund Securities

exchanged for the Creation Unit, the party conveying instruments with the lower value will

also pay to the other an amount in cash equal to that difference (the "Cash Component").

Purchases and redemptions of Creation Units may be made in whole or in part on a

cash basis, rather than in kind, solely under the following circumstances: (a) to the extent

there is a Cash Component, as described above; (b) if, on a given Business Day, the Fund

announces before the open of trading that all purchases, all redemptions, or all purchases and

redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or

redemption order from an Authorized Participant,[11] the Fund determines to require the

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[7]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[8]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[9]   Because these instruments will be excluded from the Deposit Securities and the Fund Securities, their value will be reflected in the determination of the Cash Component (as defined below).

[10]   A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

[11]   An "Authorized Participant" is either (1) a "Participating Party," i.e., a broker-dealer or other participant in the Shares Clearing Process (as defined below) through the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), or (2) a participant of The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York ("DTC," and such

purchase or redemption, as applicable, to be made entirely in cash;[12] (d) if, on a given

Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares

on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit

Securities or Fund Securities, respectively, solely because: (i) such instruments are not

eligible for transfer through either the NSCC Process or the DTC Process; or (ii) in the case

of International Funds, such instruments are not eligible for trading due to local trading

restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if

the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu

of some or all of the Deposit Securities or Fund Securities, respectively, solely because:

(i) such instruments are, in the case of the purchase of a Creation Unit, not available in

sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized

Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a

holder of Shares of an International Fund would be subject to unfavorable income tax

treatment if the holder receives redemption proceeds in kind.[13]

Each Business Day, before the open of trading on a national securities exchange as

defined in Section 2(a)(26) of the Act on which the Shares are listed ("Listing Exchange'),

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participant, a "DTC Participant"), which in either case has executed an agreement with a Distributor, with respect to creations and redemptions of Creation Units. The "Shares Clearing Process" refers to processes through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units.

[12]   In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution that Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

[13]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Securities and the Fund Securities, as well as the estimated Cash Component (if any), for that day.[14] The list of Deposit Securities and Fund Securities will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

In order to defray the transaction expenses, including brokerage costs, that will be incurred by a Fund when investors purchase or redeem Creation Units, and other expenses, such as custody fees and stamp taxes, each Fund will impose purchase or redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each Fund. The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units.

Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs and associated with the relevant Deposit Securities of the Funds. In all cases, such Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

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[14]   If the Fund is Rebalancing, it may need to announce two estimated Cash Components for that day, one for deposits and one for redemptions.

Creation Units will be issued in aggregations of at least 25,000 Shares. Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the Act except as permitted by an exemptive order that permits investment companies to invest in a Fund beyond those limitations.

2.   Finally, Applicants also seek to make certain conforming changes to the Prior Application related to the changes set forth above.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary